

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



05003690

February 7, 2005

Daniel E. Stoller
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/7/2005

Re: Verizon Communications Inc.
Incoming letter dated December 30, 2004

Dear Mr. Stoller:

This is in response to your letters dated December 30, 2004 and January 28, 2005 concerning the shareholder proposal submitted to Verizon by John A. Parente and C. William Jones. We also have received letters on the proponents' behalf dated January 19, 2005 and January 24, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Cornish F. Hitchcock
5301 Wisconsin Avenue, N.W., Suite 350
Washington, DC 20015-2015

732712

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Securities Exchange Act of 1934,
Rule 14a-8(i)(8)

December 30, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Verizon Communications Inc. – Omission of Shareholder Proposal Pursuant to Rule 14a-8

Dear Sir or Madam:

We are writing on behalf of our client, Verizon Communications Inc., a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal and supporting statement (the "Proposal") submitted by John A. Parente and C. William Jones (the "Proponents"), may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2005 annual meeting of shareholders.

Pursuant to Rule 14a-8(j)(2), we are enclosing six copies of (i) this letter and (ii) the Proposal and cover letter dated November 10, 2004 submitted by the Proponents, attached hereto as Exhibit A. In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponents.

I. Introduction

The Proposal requests that the Company's board of directors (the "Board") adopt certain nomination procedures and include in the Company's proxy materials the name of any "Qualified Nominee" for the Board who has been nominated by a "Qualified Shareholder" (as such terms are defined in the Proposal). Specifically, the Proposal states:

> "RESOLVED: Verizon shareholders request that our Board of Directors voluntarily adopt the nomination procedure for director candidates specified in the Securities and Exchange Commission's proposed Rule 14a-11, released in October 2003, and include in Verizon's proxy materials the name of any Qualified Nominee for the Board who has been nominated by a Qualified Shareholder.
>
> "For purposes of this resolution, a 'Qualified Shareholder' is an individual or group holding more than 5% of the Company's outstanding and eligible common stock continuously for at least two years. A 'Qualified Nominee' is an individual who consents to be nominated and is independent of the company and of the Qualified Shareholder under proposed SEC Rule 14a-11.
>
> "This policy should be implemented in a manner that is not inconsistent with state law or with the procedures governing notice, disclosure, liability, solicitation, supporting statements and limits on the number of shareholder-nominated candidates in the SEC's Rule 14a-11 proposal."

As acknowledged by the Proponents in their supporting statement, they own an aggregate of 7,631 shares of the Company's common stock, far less than 1% of the Company's more than 2.7 billion shares currently outstanding. Accordingly, the Proponents are not eligible to submit a "direct access proposal" under proposed Rule 14a-11 ("Proposed Rule 14a-11") as set forth in Exchange Act Release No. 34-48626 (October 14, 2003) (the "Release").

In footnote 74 of the Release, the Commission expressly states that it is "not reviewing or revising the position taken by the Division of Corporation

Finance regarding the application of Exchange Act Rule 14a-8(i)(8) to security holder proposals that would have the effect of creating a security holder nomination procedure, other than a direct access proposal." As discussed below, the Staff's historical position has been that such proposals are excludable pursuant to 14a-8(i)(8). The Proponents, as holders of less than 1% of the Company's voting stock, would not be eligible to submit a direct access proposal under Proposed Rule 14a-11 and, as a result, the Proposal derives no benefit from Proposed Rule 14a-11. As discussed in more detail below, the Staff confirmed this position on December 28, 2004. See The Walt Disney Co. (December 28, 2004).

The Company requests that the Staff concur with its view that the Proposal may properly be omitted from the Proxy Materials under Rule 14a-8(i)(8) because, as discussed below, it relates to the election of directors and does not comport with or satisfy the eligibility and other requirements of Proposed Rule 14a-11.

II. Bases for Excluding the Proposal

A. The Proposal May Be Excluded Pursuant To Rule 14a-8(i)(8) Because The Proponents Do Not Own 1% Of The Securities Entitled To Vote On The Proposal And, As A Result, It Is Not A "Direct Access Proposal" As Contemplated By Proposed Rule 14a-11

In the Release, the Commission announced Proposed Rule 14a-11, that would permit, in certain circumstances, shareholders to access company proxy materials for the purpose of nominating directors. Proposed Rule 14a-11 provides, in pertinent part, that if either (i) at least one of a company's nominees for the board of directors received "withhold" votes from more than 35% of the votes cast at an annual meeting of security holders held after January 1, 2004, or (ii) a security proposal providing that a company become subject to Proposed Rule 14a-11, submitted by a security holder or group of security holders that held more than 1% of the securities entitled to vote on that proposal for at least one year as of the date the proposal was submitted, receives more than 50% of the votes cast on that proposal at an annual meeting, then a security holder or group of security holders owning more than 5% in the aggregate of the company's voting securities for at least two years would be entitled to nominate a certain number of directors for election, and the subject company would be required to include the names of such directors in its proxy statement. The Release states that "security holders and groups should be aware that in order for the adoption of such a proposal to be a nomination procedure triggering event, should [the Commission] adopt Exchange Act Rule 14a-11 as proposed, those security holders or groups should, using existing Exchange Act Rule

14a-8 procedures, provide evidence that they satisfy the more than 1% and one-year thresholds when they submit their proposals."

In the Proposal, the Proponents may be attempting to create a nomination procedure triggering event under Proposed Rule 14a-11 through the adoption of a direct access proposal. The Proponents, however, by their own admission in their supporting statement, together own far less than 1% of the Company's voting stock (see Exhibit A), and are seeking to use the process set forth in Proposed Rule 14a-11 despite their failure to meet the eligibility requirements of Proposed Rule 14a-11. The Proponents, therefore, are not eligible to submit a "direct access proposal" under Proposed Rule 14a-11. Accordingly, the Proposal may properly be excluded pursuant to Rule 14a-8(i)(8). See, e.g., Qwest Communications International Inc. (March 22, 2004) (permitting the exclusion of a similar shareholder proposal under Rule 14a-8(i)(8) because the proposal differed from the eligibility standard in Proposed Rule 14a-11 and, therefore, did not qualify as a "direct access proposal"); and Verizon Communications Inc. (January 28, 2004) (same). In this regard, the proposed instruction to Proposed Rule 14a-11 makes clear that only direct access proposals submitted by holders that held more than 1% of the Company's voting securities must be included in its Proxy Materials. See Release n. 76.

The Staff recently confirmed this position in The Walt Disney Co. (December 28, 2004), where proponents holding less than 1% of the voting stock of Disney submitted a proposal substantially similar to the Proposal for inclusion in Disney's proxy materials. In response to a no-action request submitted on behalf of Disney, and a subsequent reconsideration request also submitted on Disney's behalf, the Staff concurred with Disney's view that the proposal was not a "direct access proposal" and, therefore, Disney may exclude the proposal from its proxy materials in reliance on Rule 14a-8(i)(8). In light of the foregoing, the Proposal should be omitted from the Proxy Materials under Rule 14a-8(i)(8).

B. The Proposal May Be Excluded Pursuant To Rule 14a-8(i)(8) Because It Relates To The Election Of Directors

Because the Proposal does not qualify as a "direct access proposal" under Proposed Rule 14a-11, it should be treated as a proposal asking the Company to create its own process for shareholder access to its proxy statement. The Commission has made it clear that such proposals may be excluded. In footnote 74 of the Release, the Commission expressly states that it is "not reviewing or revising the position taken by the Division of Corporation Finance regarding the application of Exchange Act Rule 14a-8(i)(8) to security holder proposals that would have the effect of creating a security holder nomination procedure, *other than a direct access proposal.*" (emphasis added). The Staff has found such proposals to be excludable pursuant to Rule 14a-8(i)(8), which permits exclusion of a shareholder proposal from a company's proxy materials if it "relates to an election for membership on a company's board of directors or analogous governing body." Specifically, the Staff has found that shareholder proposals seeking to include shareholder nominees in a company's proxy materials may be excluded under Rule 14a-8(i)(8) (or its predecessor Rule 14a-8(c)(8)) because such proposals "rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors." Eastman Kodak Co. (February 28, 2003); see also The Bank of New York Co. (February 28, 2003); AOL TimeWarner Inc. (February 28, 2003); and Citigroup Inc. (April 14, 2003) (all permitting exclusion of a proposal to amend the company's bylaws to require that the company include the name, along with certain disclosures and statements, of any person nominated for election to the board by a shareholder who beneficially owns 3% or more of the company's outstanding common stock). See also Storage Technology Corp. (March 22, 2002); General Motors Corp. (March 22, 2001); Oxford Health Plans, Inc. (February 23, 2000); The Coca-Cola Co. (January 24, 2000); Citigroup Inc. (January 21, 2000); Bellsouth Corp. (February 4, 1998); and Unocal Corp. (February 8, 1991).

Similarly, the Proposal, if adopted, would establish a procedure relating to the election of directors that would result in contested elections of directors, and is therefore contrary to Rule 14a-8(i)(8). The Proposal's clear intent, as stated in the Proponent's supporting statement, is to give shareholders "access to nominate candidates for the Board," and thereby create "the possibility of competition in director elections." See Exhibit A. Specifically, the Proposal provides that a "Qualified Shareholder" may nominate director candidates for the Company's Board, and that the name of such candidates be included in the Proxy Materials. Because the Board intends to nominate a sufficient number of candidates for all available seats on the Board, and the Proposal urges the Company to include in its proxy statement nominees who are not nominated by the Board, the Proposal's implementation would necessarily result in contested director elections.

Accordingly, because the Proposal seeks to establish a procedure that would result in contested elections of directors it may be excluded from the Proxy Materials under Rule 14a-8(i)(8).

III. Conclusion

For the reasons discussed above, the Company requests that the Staff concur with the Company's view that the Proposal may properly be omitted from the Proxy Materials under Rule 14a-8(i)(8) because the Proposal relates to the election of directors and does not satisfy the eligibility requirements of Proposed Rule 14a-11. Should the Staff disagree with the Company's position or require any additional information, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (212) 735-3360, or, in my absence, Mark A. Mikullitz of this firm, at (212) 735-3364.

Very truly yours,

Daniel E. Stoller / CSM /

Daniel E. Stoller

Enclosure

cc: Marianne Drost, Esq., Senior Vice President,
Deputy General Counsel and Corporate Secretary,
Verizon Communications Inc.
Mr. John A. Parente
Mr. C. William Jones

Exhibit A

November 10, 2004

Marianne Drost, Esq.
Senior Vice President and Corporate Secretary
Verizon Communications Inc.
1095 Avenue of the Americas
Room 4124
New York, NY 10036

Dear Ms. Drost:

We hereby submit the attached stockholder proposal for inclusion in the Company's 2005 proxy statement, as permitted under Securities and Exchange Commission Rule 14a-8.

Our proposal asks the Board of Directors to voluntarily adopt the nomination procedure for director candidates specified in the Securities and Exchange Commission's proposed Rule 14a-11, released in October 2003, and to include in Verizon's future proxy materials the name of any Qualified Nominee for the Board who has been nominated by a Qualified Shareholder.

As you likely know, proposed Rule 14a-11, under which Verizon and other public companies may be required under limited circumstances to provide proxy access to a limited number of candidates for the Board of Directors who have been nominated by shareholders, is pending final action by the SEC. Although we realize that we do not own enough stock to trigger the *mandatory* inclusion of qualified shareholder nominees under Rule 14a-11, our proposal simply suggests that the Board consider adopting the SEC's proposed nomination procedure on a *voluntary* basis.

We have continuously held the requisite number of shares for more than one year, as listed on the attached. We intend to continue to own these shares and to attend the 2005 Verizon annual meeting, where one of us will introduce and speak in favor of our stockholder resolution. Proof of our beneficial ownership is attached.

Thank you in advance for including our proposal in the Company's next annual proxy statement. If you have any questions or need any additional information from us, please do not hesitate to contact us.

Sincerely yours,

John A. Parente

C. William Jones

Enclosures

STOCKHOLDER PROPOSAL ON PROXY ACCESS FOR DIRECTOR NOMINATIONS

PROPONENTS: C. William Jones, 7055 Thomas Lane, Easton, MD 21601, who owns 117 shares of the Company's common stock, and John A. Parente, 2805 Granville Avenue, Schenectady, New York 12306, who owns 7,514 shares of the Company's common stock, hereby submit the following resolution for a vote by shareholders at the 2005 Annual Meeting.

RESOLVED: Verizon shareholders request that our Board of Directors voluntarily adopt the nomination procedure for director candidates specified in the Securities and Exchange Commission's proposed Rule 14a-11, released in October 2003, and include in Verizon's proxy materials the name of any Qualified Nominee for the Board who has been nominated by a Qualified Shareholder.

For purposes of this resolution, a "Qualified Shareholder" is an individual or group holding more than 5% of the Company's outstanding and eligible common stock continuously for at least two years. A "Qualified Nominee" is an individual who consents to be nominated and is independent of the company and of the Qualified Shareholder under proposed SEC Rule 14a-11.

This policy should be implemented in a manner that is not inconsistent with state law or with the procedures governing notice, disclosure, liability, solicitation, supporting statements and limits on the number of shareholder-nominated candidates in the SEC's Rule 14a-11 proposal.

SUPPORTING STATEMENT

In October 2003 the SEC proposed new Rule 14a-11, which would require companies, under certain circumstances, to include in their proxy materials a limited number of candidates for the Board who have been nominated by shareholders. The rationale, the SEC explained, is that shareholders "dissatisfied with the leadership of a company generally must undertake a proxy contest, along with its related expenses, to put nominees before the security holders for a vote. A board's nominees, on the other hand, do not bear the cost of their candidates, which are funded out of corporate assets."

We view the principle underlying the SEC's proposal – shareholder access to nominate candidates for the Board – as central to ensuring management and board accountability to shareholder interests. Verizon, like most companies, does not give shareholders a choice among competing candidates in director elections. As a result, it can be difficult for shareholders to register any dissatisfaction with the Board's performance.

We believe the possibility of competition in director elections would be particularly valuable at Verizon. The Corporate Library, an independent corporate governance research firm, rated Verizon's Board as one of the "ten worst" (among America's 1,700 largest companies) in its 2003 Board Effectiveness Ratings. The survey cited concerns about the level of board independence and added that the contracts and compensation policy for Verizon's Chairman and CEO "contain virtually every example of excess and lack of control that could be found at a US corporation" and then some.

Rule 14a-11 would, if adopted, require shareholder access to the proxy to nominate a director only if shareholders first adopt a resolution of the sort proposed here that is sponsored by holders of 1% of the company's stock. The proponents of this resolution do not own 1% of Verizon's stock. Thus, adoption of this resolution would not automatically lead to the inclusion of candidates nominated by 5% of Verizon shareholders.

We believe, nevertheless, that the principle of shareholder access is important and we ask Verizon to adopt the SEC's proposed nomination mechanism independently of whatever the SEC requires.

We urge your vote **FOR** this resolution.

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
5301 WISCONSIN AVENUE, N.W., SUITE 350
WASHINGTON, D.C. 20015-2015
(202) 364-1050 • FAX: 364-9960
E-MAIL: CONH@MCTIGUELAW.COM

19 January 2005

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

By facsimile: (202) 942-9525

Re: Request from no-action relief from Verizon Communications, Inc. dated 30 December 2004 as to resolution from John A. Parente & C. William Jones

Dear Counsel:

I represent Messrs. Parente and Jones in connection with a precatory shareholder resolution in which they ask Verizon Communications Inc. adopt a policy allowing shareholders to propose candidates for the board of directors whose names would be printed in the Verizon-prepared proxy under circumstances that follow the outline of the Commission's proposed "direct access" regulation.

I write to advise the Division that Messrs. Parente and Jones do intend to respond to Verizon's letter and will do so next week. In a nutshell, they will argue that the proposal does not suffer from language inconsistences of the sort that were deemed fatal last year in *Qwest Communications International, Inc.* (22 March 2004) or *The Walt Disney Co.* (28 December 2004). They will argue that Verizon's objections, which are based on the precatory nature of the proposal and the (i)(8) exclusion relating to the election of directors, are inapplicable for reasons that were presented to the Division – and apparently accepted – in *Qwest Communications International, Inc.* (23 February 2004), which was reversed only because of a language inconsistency raised for the first time in a request for reconsideration.

Thank you in advance for your consideration of these points. Please do not hesitate to contact me if you have any questions.

Very truly yours,

Cornish F. Hitchcock

cc: Daniel E. Stoller, Esq.

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
5301 WISCONSIN AVENUE, N.W., SUITE 350
WASHINGTON, D.C. 20015-2015
(202) 364-1050 • FAX: 364-9960
E-MAIL: CONH@MCTIGUELAW.COM

24 January 2005


REC'D S.E.C.
JAN 24 2005
1086

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder proposal to Verizon Communications Inc.
from John A. Parente and C. William Jones

BY HAND

Dear Counsel:

I have been asked to respond on behalf of John A. Parente and C. William Jones (the "Proponents") to the letter from counsel for Verizon Communications Inc. ("Verizon" or the "Company") dated 30 December 2004 ("Verizon Letter"), in which Verizon advises that it plans to omit the Proponents' resolution concerning proxy access for security holder director nominations from the Company's 2005 proxy materials. For the reasons set forth below, the Proponents respectfully ask that the Division deny the no-action relief that Verizon seeks.

The Proponents' Resolution.

The shareholder resolution offers a precatory, non-binding version of the shareholder proposal that would be allowed under the Commission's proposed Exchange Act Rule 14a-11. The resolution and supporting statement are reproduced as an exhibit to the Verizon Letter, and the text of the resolution reads as follows:

> **RESOLVED**: Verizon shareholders request that our Board of Directors voluntarily adopt the nomination procedure for director candidates specified in the Securities and Exchange Commission's proposed Rule 14a-11, released in October 2003, and include in Verizon's proxy materials the name of any Qualified Nominee for the Board who has been nominated by a Qualified Shareholder.
>
> For purposes of this resolution, a "Qualified Shareholder" is an individual or group holding more than 5% of the Company's outstand-

ing and eligible common stock continuously for at least two years. A "Qualified Nominee" is an individual who consents to be nominated and is independent of the company and of the Qualified Shareholder under proposed SEC Rule 14a-11.

This policy should be implemented in a manner that is not inconsistent with state law or with the procedures governing notice, disclosure, liability, solicitation, supporting statements and limits on the number of shareholder-nominated candidates that appear in the SEC's Rule 14a-11 proposal.

As we discuss more fully below, this resolution is similar to one that the Division allowed Verizon to exclude last year on technical grounds because last year's resolution referred to qualified shareholders holding "at least" five percent of common stock" whereas the proposed Rule 14a-11 defines qualified shareholders as having "more than" a five percent holding. *Verizon Communications Inc.* (28 January 2004). That technical defect has been corrected in the current draft, and Verizon has identified no comparable defects in the current text. No-action relief should therefore be denied. The Division has previously upheld the right of proponents to propose non-binding versions of the proposed Rule 14a-11 procedures, *Qwest Communications International Inc.* (23 February 2004), and the Division has granted no-action relief only when distinctions of the sort noted last year are raised. *Qwest Communications International, Inc.* (22 March 2004) ("at least" five percent versus "more than" five percent), *The Walt Disney Co.* (28 December 2004) (proposal deviated from proposed rule's requirements, which required ownership for "at least two years," not more than two years). The Proponents' resolution should therefore be printed in the Company-prepared proxy.

Verizon's Objections.

Verizon argues that the proposal may be excluded under Rule 14a-8(i)(8) for two reasons:

– First, because the Proponents do not own one percent of Verizon's stock, the Company argues that the resolution is not a "direct access proposal" as contemplated by the proposed Rule 14a-11. Verizon Letter at 3. In Verizon's view, a proposal of the sort contemplated by the proposed Rule 14a-11 can be offered only by owners of more than five percent.

– Second, the resolution would establish a procedure that may result in contested election of directors, rather than simply establish procedures for nominating candidates, and under Division's no-action letters issued prior to the October

2003 Release, such proposals may be excluded. Verizon Letter at 4-5. Because the objections are inter-related, we treat them together.

Verizon's argument is that because, as the Proponents candidly admit, they do not own more than one percent of Verizon's outstanding shares, they are ineligible to submit the sort of "direct access proposal" set out in the proposed Rule 14a-11. Under that proposed rule, such a "direct access proposal" submitted by a one-percent holder, could be binding on the Company if adopted by the shareholders.

Fundamentally, Verizon is arguing that notwithstanding the issuance of proposed Rule 14a-11, Rule 14a-8 should continue to bar precatory resolutions urging companies voluntarily to adopt procedures of the sort set forth in the proposed rule. That argument, which rests entirely on a footnote in Exchange Act Release Number 34-48626 (14 October 2003) (the "Release"), which proposed the new procedures, is not well taken and should be rejected.

The position urged by Verizon would require the Division to adopt a construction of Rule 14a-8 that would be at best odd. In Verizon's view, the (i)(8) exclusion would bar shareholders from asking the board voluntarily to adopt a policy that the Commission would mandate including under only slightly different circumstances. Such a result would create an untenable internal contradiction within Rule 14a-8(i)(8).

To illustrate why this is so, suppose that there were two identical proposals, one submitted as a binding proposal by holders at over one percent of a company's common stock and the other submitted as a precatory proposal by holders of one percent or less of the company common stock. There would be no principled basis for concluding that the latter may be excluded as "relat[ing] to an election" of directors within the meaning of Rule 14a-8, while the former does not "relate to an election" of directors and must therefore be printed in the proxy and voted by shareholders. It would be one thing if the Proponents were urging a nomination procedure that differed from the one set out in proposed Rule 14a-11, either in terms of the threshold vote needed, the number of directors who could be elected, or some other variable. But that is not the situation we have here.

To be sure, Verizon correctly notes (at pp. 4-5) that the Division granted no-action relief under Rule 14a-8(i)(8) with respect to various "direct access" proposals submitted prior to issuance of the Release in October 2003. However, the policy embraced by the Commission in proposed Rule 14a-11 is inconsistent with continued reliance on those precedents, at least as applied to the narrow class of shareholder proposals that request a Board of Directors voluntarily to adopt a mechanism for security holder nominations that is *substantially the same* as the mechanism endorsed by the Commission itself in Rule 14a-11.

Verizon's sole argument in support of allowing companies to prevent shareholders from voting on a non-binding proposal is footnote 74 of the Release, which Verizon reads as stating that only direct access proposals offered by proponents qualified to trigger the mandatory nominating procedure would be exempt from omission under Rule 14a-8(i)(8). We believe that this argument goes too far. Footnote 74 of the Release states that the Commission intends to amend Rule 14a-8(i)(8) to "make clear that a company may not rely on the exclusion permitted by that paragraph (*i.e.,* the exclusion for proposals relating to the election of directors) to exclude a proposal that the company become subject to the procedure in proposed Exchange Act Rule 14a-11." This statement cannot be read as suggesting a policy to exclude precatory proposals asking a company to subject itself voluntarily to the *exact same* procedure established by the Commission in proposed Exchange Act Rule 14a-11.

The sentence in footnote 74 upon which Verizon seizes states:

> Although we are proposing a security holder nomination procedure in this release, we are not reviewing or revising the position taken by the Division of Corporation Finance regarding the application of Exchange Act Rule 14a-8(i)(8) to security holder proposals that would have the effect of creating a security holder nomination procedure, *other than a direct access proposal* (as described above) (citations omitted, italics added).

The Proponents interpret this final sentence of footnote 74 as intending to clarify that shareholder proposals related to director elections "other than a direct access proposal" of the kind envisioned under Rule 14a-11 would continue to be subject to potential exclusion under Rule 14a-8(i)(8). We do not believe this language can or should support the proposition that the Commission intends to distinguish between binding and precatory direct access proposals under Rule 14a-8(i)(8). The effect of such an approach would be paradoxical for reasons cited above. We believe that a fair reading of the footnote would be that the Commission intends to exempt from the (i)(8) exclusion that narrow class of shareholder resolutions that propose a nomination mechanism consistent with Rule 14a-11. Regardless of whether such a proposal would directly trigger a mandatory nomination process or instead serve as a non-binding recommendation to the board, the analysis should be identical for purposes of federal securities law.

The Proponents' interpretation is confirmed in Release footnote 76, which clearly anticipates a situation where *both* a potentially triggering and non-triggering direct access proposal are submitted by shareholders. In such cases the Commission appropriately gives precedence to the direct access proposal that is sponsored by a holder, or group of holders, eligible to trigger the mandatory nomination access procedure if the proposal wins the support of a majority of votes cast. Footnote 76 states in full:

> Exchange Act Rule 14a-8(i)(11) [17 CFR 240.14a-8(i)(11)] permits companies to exclude duplicative security holder proposals. We have proposed an instruction to Exchange Act Rule 14a-8(i)(11) to specify that, *where a company receives more than one "direct access" security holder proposal, the company would not be permitted by that rule to exclude a direct access proposal received by a holder of more than 1% of the company's securities.* [italics added]

Release footnote 76 thus contemplates "'direct access' proposals that are *not* submitted by "a holder of more than 1% of the company's securities." And although the Commission clearly intends that a proposal eligible to be a triggering proposal should take precedence over "the earlier submitted proposal by a security holder that holds 1% or less of the registrant's securities,"[1] it seems clear that the Commission anticipates non-triggering direct access proposals of the kind at issue here.

The text of the Release consistently frames the discussion in a manner that anticipates the need to distinguish between direct access proposals that will or will not be eligible to trigger the binding nomination procedure. For example, the Release states that the Commission "would require the company, where a security holder nomination proposal is submitted by a more than 1% security holder who has held their securities for at least one year, to advise security holders of this fact in the proxy statement relating to the meeting at which the security holder proposal will be presented." 68 Fed. Reg. at 60790. We do not believe that Release footnote 74 bars this proposal.

For these reasons, we submit that Verizon's legal argument is not sound and that no-action relief should not be granted. We note finally why the reading we propose is consistent with the broader policy objectives outlined in the Release.

---

[1] *See* Release No. 34-48626, 68 Fed. Reg. at 60819 (23 October 2003), which states: "*Instruction to paragraph (i)(11):* For purposes of this paragraph a proposal requesting that the company become subject to the security holder nomination procedure set out in §240.14a-11 that is submitted by a more than 1% security holder may not be excluded on the basis that it duplicates a previously submitted proposal by a security holder that holds 1% or less of the registrant's securities. In this instance, the earlier submitted proposal by a security holder that holds 1% or less of the registrant's securities may be excluded under this paragraph."

If, as the Release suggests, mandatory proxy access should be granted to the nominees of large and long-term security holders in certain identified situations, *then it should be appropriate for other shareholders to demonstrate the degree of* support for this procedure *short of* a binding process. It is difficult to foresee how many shareholder nominations will ultimately result if the SEC's proposed rule should become final. Regardless of the actual number, however, advisory proposals along the same line as the proposed mandatory resolution can have a therapeutic effect on corporate governance. The presence of such non-binding proposals on the proxy ballot, regardless of whether a proponent's stake exceeds one percent, can permit a significant degree of feedback about investor satisfaction with board performance – and do so without triggering the creation of a mechanism for contested elections.

The interpretation that Proponents advance here is consistent with the policy goals of the proposed Rule 14a-11 while avoiding the pitfalls that the Division identified in its July 2003 *Staff Report.*[2] That report included as one of its five principal alternatives the option of substantially reinterpreting or amending Rule 14a-8(i)(8) to "allow for inclusion of proposals seeking to establish a process to allow shareholder to access a company's proxy card in a non-control context." (*Staff Report* at 28.) This alternative would have provided "shareholders with the flexibility to draft each proposal to establish different thresholds for ownership, length of holding period and other applicable requirements, on which all of a company's shareholders could then vote." (*Id.* at 29.) Shareholders could have had more choice, but "[i]n the case of a precatory proposal, the board would not be required to implement the proposal." (*Id.* at 30.)[3]

This concern about opening the floodgates to a wide variety of non-binding

---

[2] SEC Division of Corporation Finance. *Staff Report: Review of the Proxy Process Regarding the Nomination and Election of Directors* (25 July 2003).

[3] The *Staff Report* notes that unlike a direct access proposal cast as a bylaw or binding resolution, a precatory direct access proposal need not be viewed as resulting in contested elections since it would be the board of directors' decision to adopt and implement the nomination procedure. The *Report* states: "[T]he majority of shareholder proposals under this alternative likely would be precatory. In such a case ... [b]ecause the board would decide whether to implement the process, the nomination of a candidate to the board by a shareholder likely should not be viewed as a "contest" as defined by Exchange Act Rule 14a-12(c). The Commission could take the position that the board's decision to implement a process to allow shareholders to nominate candidates to the board constitutes, in essence board sanctioning of these nominees and thus, there would not be a "contest" as defined by Exchange Act Rule 14a-12(c)." *Staff Report,* at 29.

proxy access proposals, each with different thresholds and criteria, was laid to rest in the proposed rule, when the Commission chose to open company-prepared proxy materials to one type of shareholder-proposed nominating process and one type only. Under the circumstances, the public interest would not be served by making the exception to (i)(8) so narrow that it bars non-triggering proposals that are otherwise consistent with the Rule 14a-11 nominating procedure. Indeed, the opposite is clearly the case. Nearly every policy benefit cited in the Release for a trigger based on a majority of votes cast for a direct access shareholder proposal would be reinforced if long-term holders meeting Rule 14a-8's lower ownership threshold were allowed to place *non-triggering* requests for adoption of the SEC's nomination procedure before shareholders at a larger number of companies.

According to the Release, the Commission's primary policy objectives include "giving security holders a more effective role in the proxy process in connection with the nomination and election of directors" and making corporate boards "more responsive and accountable to security holders, as well as, in many instances, more diverse." 68 Fed. Reg. at 60786. On the other hand, the Commission also expressed an interest in avoiding the undue complexity, cost and contention that could result if mandatory direct access is readily available at companies where security holders had not evidenced dissatisfaction with the responsiveness of the proxy process. In trying to strike an appropriate balance, the Commission proposed triggers and ownership thresholds that severely limit the number of companies compelled to include security holder nominees in the company proxy. Indeed, with respect to the likelihood that proponents eligible to sponsor a triggering proposal will be commonplace, the Commission concedes that "[t]he submission of security holder proposals by security holders that own 1% of the shares outstanding is currently relatively rare, however." (*Id.* at 60790-01). The *Release* notes that a "sample of 237 security holder proposals submitted in 2002 found that only three were submitted by an owner of more than 1% of the shares outstanding" and that of these three, only one received in excess of 50% of the votes cast. (*Id.*)

Whether or not proposals sponsored by holders eligible to trigger the mandatory nomination procedure will be "relatively rare," the two primary policy goals of Rule 14a-11 will be advanced by allowing *precatory* direct access proposals to be debated and voluntarily adopted based on feedback from shareholders at a larger number of public companies. Many of the comments filed in response to the Release emphasize that the feedback and deterrent effect of Rule 14a-11 are likely to affect far more companies than the triggering of mandatory nominations that only a tiny handful of institutional investors will be in a position to use. As a result, if the Commission intends, as it claims, that Rule 14a-11 will give security holders "a more effective role" in the proxy process and make boards "more accountable and responsive" to security holder dissatisfaction, the first step is to ensure that it is possible to measure security holder dissatisfaction. Neither boards, nor large institutional investors, nor the media, nor even the Commission will be able to measure the impact of this reform effort without the more extensive investor feedback that will be possible if smaller long-term holders can bring precatory, non-triggering direct access proposals to a vote under the less stringent ownership thresholds that apply to other shareholder proposals submitted pursuant to Rule 14a-8.

Conclusion.

Because Verizon has not met showing that Proponents' resolution may be omitted under Rule 14a-8, the Proponents respectfully ask the Division to advise Verizon that the Division does not concur with the Company's objections.

Thank you for your consideration of these points. Please feel free to contact me if additional information is required.

Very truly yours,

Cornish F. Hitchcock

Cornish F. Hitchcock

cc: Daniel E. Stoller, Esq.
Mr. John A. Parente
Mr. C. William Jones

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January 28, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Verizon Communications Inc. – Omission of Shareholder Proposal Submitted by Messrs. Parente and Jones Pursuant to Rule 14a-8

Dear Sir or Madam:

I refer to my letter dated December 30, 2004 (the "December 30 Letter") pursuant to which Verizon Communications Inc. (the "Company") requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that the shareholder proposal and supporting statement (the "Proposal") submitted by John A. Parente and C. William Jones (the "Proponents") may properly be omitted pursuant to Rule 14a-8(i)(8) from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2005 annual meeting of shareholders. In accordance with Rule 14a-8(j), a copy of this letter is being sent simultaneously to the Proponents and their counsel.

This letter is in response to the letter to the Staff from Proponents' counsel dated January 24, 2005 (the "January 24 Letter"), and supplements the December 30 Letter.

During the past year, the Staff has been consistent in its position that a purported direct access proposal which diverges from the eligibility or other requirements of proposed Exchange Act Rule 14a-11 ("Proposed Rule 14a-11") is properly excludable under Rule 14a-8(i)(8). In taking such position, the Staff has recognized that such proposals would create a security holder nomination procedure that is different from the procedure in Proposed Rule 14a-11 and, therefore, were not direct access proposals within the meaning of Exchange Act Release No. 34-48626 (October 14, 2003) (the "Release"). In Verizon Communications Inc. (January 28, 2004), the Staff concurred that a similar proposal submitted to the Company by Messrs. Parente and Jones, the Proponents here, was excludable under Rule 14a-8(i)(8), citing the fact that "the proposal's definition of 'Qualified Shareholder' differs from the security holder eligibility standard in paragraph (b) of [Proposed Rule 14a-11]" and concluded that "the proposal would create a security holder nomination procedure that is different from the procedure in [Proposed Rule 14a-11]." The Staff again permitted the exclusion of a direct access proposal pursuant to Rule 14a-8(i)(8) in Qwest Communications International (March 22, 2004) because the proposal's ownership eligibility standard differed from the ownership eligibility standard as set forth in Proposed Rule 14a-11.

Most recently, in The Walt Disney Company (December 28, 2004), the Staff permitted Disney to exclude a direct access proposal which varied from Proposed Rule 14a-11 because it was submitted by shareholders holding less than 1% of Disney's stock. That is precisely the situation with respect to the Proposal addressed in this letter.

The Staff's determinations in Verizon, Qwest and Disney reflect the clear and consistent application of the Commission's position as set forth in footnote 74 of the Release. Footnote 74 explicitly states that the Commission is "not reviewing or revising the position taken by the [Staff] regarding the application of [Rule 14a-8(i)(8)] to security holder proposals that would have the effect of creating a security holder nomination procedure, other than a direct access proposal (as described above)." Accordingly, unless the proposal is entirely consistent with Proposed Rule 14a-11, footnote 74 recognizes that it is not a "direct access proposal" within the meaning of the Release and, consistent with the numerous precedents cited in Section II. B. of the December 30 Letter, such a proposal is properly excludable under Rule 14a-8(i)(8). Proponents' counsel, we believe, misinterprets the clear statement of footnote 74, by ignoring the very significant "more than 1%" eligibility requirement of the Release (including footnote 74) and Proposed Rule 14a-11.

Because the Proponents, by their own admission, together hold substantially less than 1% of the outstanding voting stock of the Company, they fail to meet the eligibility requirements to submit a direct access proposal under Proposed Rule 14a-11. By framing the Proposal in the context of Proposed Rule 14a-11, the Proponents are attempting to circumvent the "more than 1%" ownership requirement for security holders submitting a proposal under Proposed Rule 14a-11. Like the proponents in Disney, the Proponents here are seeking to create a security holder nomination procedure which is different from, and in addition to, the procedure contemplated by Proposed Rule 14a-11. As was the case in Disney, to require the Company to include the Proposal in its proxy materials would, in effect, constitute an "end-run" with respect to the Commission's rule-making process.

In the January 24 Letter, Proponents' counsel objects at length to the fact that the Commission, in Proposed Rule 14a-11, created a bright line distinction between those security holders (or groups of security holders) who hold more than 1% of a company's securities, and those who do not. We suggest that the January 24 Letter, in reality, is in the nature of a comment letter to the Commission, expressing disagreement with certain of the Commission's positions as explicitly set forth in the Release.

We also note that, given the time elapsed since the Release was issued, it remains uncertain what form any final rule may take, and the procedures adopted may be substantially different from those contemplated by Proposed Rule 14a-11. At this time, it would be unfair to require the Company to put before its shareholders a direct access proposal which could ultimately be materially inconsistent with any final rule.

In further response to the January 24 Letter, we note the following:

1. The Release does not, as Proponents' counsel asserts, draw a distinction between mandatory and precatory direct access proposals. Instead, as discussed above, the Release draws a very clear distinction between direct access proposals which are subject to Proposed Rule 14a-11 and direct access proposals which are not subject to Proposed Rule 14a-11. Proposed Rule 14a-11 applies only to direct access proposals submitted "by a security holder or group of security holders that held more than 1% of the securities..." (Proposed Rule 14a-11(a)(2)(ii)).

2. When footnote 74 is read in its entirety, it is very clear that the reference in the last sentence to "a direct access proposal (as described above)" is a specific reference to a direct access proposal under Proposed Rule 14a-11. Indeed, in crafting the proposed exception to Rule 14a-8(i)(8) to permit direct access

proposals, the Commission proposed a limited amendment to such Rule which provides that "a company may not exclude a proposal which would subject the company to [Proposed Rule 14a-11]."

3. Proponents' counsel cites footnote 76 of the Release and seeks to attribute to that footnote a comprehensive statement of policy which simply does not exist and is contrary to the Commission's position as set out in detail in the Release. Footnote 76 simply recognizes that if a purported direct access proposal not subject to Proposed Rule 14a-11 is submitted (such as the Proposal submitted by the Proponents), it is necessary to close what otherwise would be an enormous loophole in Proposed Rule 14a-11. Without footnote 76, a company could encourage a friendly shareholder who does not own more than 1% of the Company's stock to submit a purported direct access proposal not subject to Proposed Rule 14a-11. The adoption of such a proposal would not constitute a "triggering event" within the meaning of Proposed Rule 14a-11. The company could elect (as it has the right to do) not to exclude that proposal pursuant to Rule 14a-8(i)(8) and voluntarily include that proposal in its proxy materials. The company could then claim the right to exclude any subsequently received direct access proposal which does comply with Proposed Rule 14a-11 (and, thus, if adopted would constitute a "triggering event") in reliance on Rule 14a-8(i)(11), which permits the exclusion of subsequently received duplicate proposals. Footnote 76 and the proposed new Instruction to Rule 14a-8(i)(11) simply override, under these limited circumstances, the long-standing position of Rule 14a-8(i)(11) that a first received proposal permits the exclusion of all subsequently received duplicate proposals. There simply is no basis for interpreting footnote 76 as undercutting the entire Release (including footnote 74) and asserting that footnote 76 is intended to overturn the Staff's prior position regarding direct access proposals not subject to Proposed Rule 14a-11.

4. While we do not wish to engage Proponents' counsel in a debate as to policy issues (which, as noted above, would have been more appropriate to the comment process on the Release than to the no action letter process on the Proposal), we note that Proponents' counsel is critical of the 1% ownership threshold proposed by the Commission in the Release ("...the Commission proposed triggers and ownership thresholds that severely limit the number of companies compelled to include security holder nominees in the company proxy." January 24 Letter at page 7). As stated in the Release, Proposed Rule 14a-11 was designed to create a mechanism for nominees of long-term security holders "with significant holdings to be included in company proxy materials" (emphasis added) where there is dissatisfaction with a company's proxy process. Given the potential adverse impact of a direct access procedure on public companies, the Commission selected the 1% threshold for direct access proposals under Proposed Rule 14a-11 in order to strike

an appropriate balance between the interests of long-term significant shareholders and public companies.[1] Allowing direct access proposals by shareholders with insignificant holdings would undermine this important balance which the Commission sought to achieve by selecting the 1% threshold. We also note that Proposed Rule 14a-11 specifically contemplates that holders of less than 1% of a company's securities (such as the Proponents) may join with other security holders to form a group holding more than 1% of a company's securities and thereby become eligible to use Proposed Rule 14a-11.

5. Finally, Proponents' counsel stretches to bolster the Proponents' position by citing the July 2003 Staff Report prepared by the Division of Corporation Finance (the "Staff Report"). The January 24 Letter makes reference to the fact that five alternatives were considered in the Staff Report, and cites one of those alternatives. That alternative, which would have resulted in a complete overhaul of Rule 14a-8(i)(8) to permit all direct access proposals, without regard to ownership eligibility requirements, is not the alternative chosen by the Commission and presented in the Release. The Commission, after carefully considering all alternatives, decided to retain the exclusions provided for in Rule 14a-8(i)(8), with the sole exception of proposals submitted in accordance with the terms of Proposed Rule 14a-11.

For the reasons set forth above and in the December 30 Letter, the Company continues to believe that the Proposal may properly be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(8), and requests the Staff's concurrence with its views. Should the Staff disagree with the Company's conclusions regarding the exclusion of the Proposal from the Proxy Materials, or should any additional information be desired in support of the Company's position, the Company would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

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[1] In discussing the 1% threshold in the Release, the Commission states: "In determining the appropriate thresholds to propose, we considered the importance of using nomination procedure triggering events that would provide a meaningful opportunity for security holders to trigger operation of the security holder nomination procedure against the importance of ensuring that the process is used by security holders who represent a substantial and long-term interest in the subject company." (Release at Section II.A.3.a.)

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (212) 735-3360, or, in my absence, Mark A. Mikullitz of this firm at (212) 735-3364.

Very truly yours,

Daniel E. Stoller /csm/

Daniel E. Stoller

cc: Marianne Drost, Esq., Senior Vice President,
Deputy General Counsel and Corporate Secretary,
Verizon Communications Inc.
Cornish F. Hitchcock, Esq.
Mr. John A. Parente
Mr. C. William Jones

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 7, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Verizon Communications Inc.
Incoming letter dated December 30, 2004

The proposal requests that Verizon become subject to the security holder nomination procedure set forth in proposed rule 14a-11.

Securities Exchange Act Release No. 34-48626 (Oct. 14, 2003), in which the Commission proposed rule 14a-11, stated that the staff had informed the Commission of its intention to take the position that a security holder proposal submitted pursuant to rule 14a-8 providing that the company become subject to the security holder nomination procedure in proposed rule 14a-11 would not be excludable under rule 14a-8(i)(8). The intended staff position described in Release No. 34-48626 represented a change in the staff's position under rule 14a-8(i)(8) that the staff believed was necessary in light of the operation and expected timing of proposed rule 14a-11.

Given the passage of time since the proposal of rule 14a-11 in Release No. 34-48626 without Commission action on that proposal, we have concluded that the position that the staff intended to take, as referred to in that release, regarding the application of rule 14a-8 to proposals providing that the company become subject to the security holder nomination procedure in proposed rule 14a-11 is no longer necessary or appropriate. In light of that conclusion, there appears to be some basis for your view that Verizon may exclude the proposal under rule 14a-8(i)(8). Accordingly, we will not recommend enforcement action to the Commission if Verizon omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

Alan L. Beller
Director